SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December 2021

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Material Contained in this Report

Page
1.	English press release entitled, “Announcement Regarding Management Changes and Organizational Reform”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 9, 2021	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Member of the Board of Directors
Senior Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Responsible for Enterprise Risk Management Headquarters
Responsible for Corporate Communications Department
Assistant to CEO
ORIX Corporation

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan – December 9, 2021 – ORIX Corporation (“ORIX”) today made public an announcement regarding management changes and organizational reform.

∎	Management Changes (Effective as of January 1, 2022)

New Position	Present Position	Name
Member of the Board of Directors Managing Executive Officer Global General Counsel Responsible for Legal and Compliance Headquarters	Member of the Board of Directors Managing Executive Officer Global General Counsel	Stan Koyanagi

Managing Executive Officer Head of Energy and Eco Services Business Headquarters	Executive Officer Head of Energy and Eco Services Business Headquarters	Hidetake Takahashi

Executive Officer Head of Legal and Compliance Headquarters	Executive Officer Head of Enterprise Risk Management Headquarters Responsible for Global General Counsel Office	Tomoko Kageura

Executive Officer Responsible for CEO’s Office Responsible for New Business Development Department Responsible for Corporate Communications Department	Executive Officer Responsible for CEO’s Office Responsible for New Business Development Department	Nobuki Watanabe

Executive Officer Responsible for Group Internal Audit Department	Operating Officer Responsible for Group Internal Audit Department	Hiroyuki Ido

Executive Officer Responsible for ORIX Europe and Robeco Group Chief Executive Officer, ORIX Corporation UK Limited	Operating Officer Chief Executive Officer, ORIX Corporation UK Limited	Kiyoshi Habiro

Executive Officer Head of Global Transportation Services Headquarters	Deputy Head of Global Transportation Services Headquarters	Ryujiro Tokuma

Executive Officer Responsible for Greater China Group	Operating Officer Deputy Head of East Asia Business Headquarters	Hao Li

New Position	Present Position	Name
Retire*[1]

Member of the Board of Directors

Senior Managing Executive Officer

Responsible for Treasury and

Accounting Headquarters

Responsible for Enterprise Risk

Management Headquarters

Responsible for Corporate

Communications Department

Assistant to CEO

Shoji Taniguchi

Retire*[2]	Senior Managing Executive Officer Head of East Asia Business Headquarters Head of Global Transportation Services Headquarters	Kiyoshi Fushitani

*[1]	Mr. Taniguchi will be appointed Advisor of ORIX on January 1, 2022.
*[2]	Mr. Fushitani will be appointed Advisor of ORIX on January 1, 2022.

∎	Organizational Reform (Effective as of January 1, 2022)

East Asia Business Headquarters will be abolished.

Greater China Group will be independent of East Asia Business Headquarters.

Korea Business Division will be incorporated into Global Business Group.

Enterprise Risk Management Headquarters will be realigned into Legal and Compliance Headquarters.

Global General Counsel Office will be incorporated into Legal and Compliance Headquarters.

Risk Management Department will be incorporated into Treasury and Accounting Headquarters, and realigned into ERM Department.

Transaction Legal Department will be incorporated into Legal and Compliance Headquarters.

Regulations / Business Evaluation Department will be incorporated into Legal and Compliance Headquarters, and realigned into Regulations Management Department.

Portfolio Management Department will be realigned into Credit and Investment Information Management Department.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE:8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/ (As of September 30, 2021)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April1, 2020–March 31,2021.”